                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                    FORM 11-K


         X        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
       -----      SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED,
                  EFFECTIVE OCTOBER 7, 1996]

                  For the fiscal year ended December 24, 1998

       -----      TRANSITION REPORT PURSUANT TO SECTION 15(d)
                  OF THE SECURITIES EXCHANGE ACT OF 1934 [NO
                  FEE REQUIRED]

             For the transition period from _________ to _________.

                         Commission file number: 1-5837

                     BGEA/BOSTON GLOBE EMPLOYEE SAVINGS PLAN
                              (Exact name of plan)

                             135 Morrissey Boulevard
                                  P.O. Box 2378
                              Boston, MA 02107-2378
                                (Address of plan)

                           THE NEW YORK TIMES COMPANY
                             (Exact name of issuer)

                              229 West 43d Street
                               New York, NY 10036
                (Address of issuer's principal executive office)

The following financial statements are included in this Report:

Report of independent public accountants, including:

     A statement of net assets available for plan benefits for the years ended December 24, 1998, and December 24, 1997.

     A statement of changes in net assets available for plan benefits for each of the years ended December 24, 1998, December 24, 1997 and December 31, 1996.

     Accompanying notes for the financial statements.

     Schedule of assets held for investment purposes.

     Schedules of reportable transactions for the years ended December 24, 1998 and December 24, 1997.

Signatures

     The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                  THE BGEA/ BOSTON GLOBE
                                                  EMPLOYEE SAVINGS PLAN

                                                  By /s/ STEVE BEHENNA
                                                     -----------------------
                                                        Steve Behenna
                                                  Administrative Trustee

Dated:   June 16, 1999

                     BGEA/BOSTON GLOBE EMPLOYEE SAVINGS PLAN

                              FINANCIAL STATEMENTS

                       FOR THE PERIODS ENDED DECEMBER 24,

                        1998, 1997, AND DECEMBER 31, 1996

                     BGEA/BOSTON GLOBE EMPLOYEE SAVINGS PLAN

                           DECEMBER 24, 1998 AND 1997

                                TABLE OF CONTENTS


Independent Auditors' Report                                               1

Statement of Net Assets Available For Plan Benefits                        2

Statement of Changes In Net Assets Available For Plan Benefits             3

Notes to The Financial Statements                                        4-7


SUPPLEMENTAL SCHEDULES:

         Schedule of Assets Held for Investment Purposes                8-10
         December 24, 1998

         Reportable Transactions for the Year Ended
         December 24, 1998                                                11


                          INDEPENDENT AUDITORS' REPORT


To the Board of Trustees of the
BGEA/Boston Globe Employee Savings Plan:


We have audited the accompanying statements of net assets available for plan benefits of the BGEA/Boston Globe Employee Savings Plan as of December 24, 1998, and 1997, and the related statement of changes in net assets available for plan benefits for the year ended December 24, 1998 and the period ended December 24, 1997, and the year ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the plan as of December 24, 1998, and 1997 and changes in net assets available for plan benefits for the year ended December 24, 1998 and the period ended December 24, 1997, and the year ended December 31, 1996 in conformity with generally accepted accounting principles.





Hoffman & Manning, CPAs
Boston, Massachusetts
May 24, 1999

                     BGEA/BOSTON GLOBE EMPLOYEE SAVINGS PLAN

               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                           DECEMBER 24, 1998 AND 1997


                                                   1998            1997
                                               -----------     -----------
             ASSETS


Investments, at fair market value (Note C)     $32,827,645     $24,539,062

Cash & Cash Equivalents                               --              --

Participants' notes receivable                     546,294         426,961
                                               -----------     -----------
                                                33,373,939      24,966,023
                                               -----------     -----------
                                               -----------     -----------
          LIABILITIES

Administrative Expenses Payable                       --              --
                                               -----------     -----------
                                                      --              --

Net assets available for Plan benefits         $33,373,939     $24,966,023
                                               -----------     -----------
                                               -----------     -----------


                     BGEA/BOSTON GLOBE EMPLOYEE SAVINGS PLAN

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                 DECEMBER 24, 1998, 1997, AND DECEMBER 31, 1996


                                                     1998            1997            1996
                                                 -----------     -----------     -----------
Additions:
     Participants' contributions                 $ 3,528,087     $ 3,275,244     $ 2,829,283
     Rollover contributions                          355,545         207,611         473,502
     Employers' matching contributions               402,006         363,268         248,855
     Employers' contributions                        521,265         493,915               0
     Interest and dividend income                  1,953,775       1,581,643         912,234
     Net appreciation/(depreciation) in fair
             value of investments                  3,269,654       2,960,650       1,114,922
                                                 -----------     -----------     -----------

             Total additions                      10,030,332       8,882,331       5,578,796

Deductions:
     Benefits paid to participants                 1,608,821         783,508       1,391,014
     Direct trustee to trustee transfers                --              --           161,015
     Administrative fees                              13,595           9,775           8,403
                                                 -----------     -----------     -----------

             Total  deductions                     1,622,416         793,283       1,560,432

                                                 -----------     -----------     -----------
Net increase                                       8,407,916       8,089,048       4,018,364
Net assets available for Plan benefits,
     beginning of year                            24,966,023      16,876,975      12,858,611
                                                 -----------     -----------     -----------

Net assets available for Plan benefits,
     end of year                                 $33,373,939     $24,966,023     $16,876,975
                                                 -----------     -----------     -----------
                                                 -----------     -----------     -----------


                     BGEA/BOSTON GLOBE EMPLOYEE SAVINGS PLAN

                 ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS


A.   DESCRIPTION OF THE PLAN

The following description of the BGEA/Boston Globe Employee Savings Plan provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

1. GENERAL. The plan is a defined contribution plan covering all employees of the Company, who are members of a collective bargaining group which has agreed to adopt the plan, and who have been credited with 1,000 or more hours of service during a 12 month period and are twenty-one years of age or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA)

2. CONTRIBUTIONS. Participants enter into a salary reduction agreement with the Employer, subject to statutory limitations, and the Employer contributes to the plan on the employees behalf. Participants may make qualified rollover contributions to the plan. Participants' contributions shall be invested in the Fund in accordance with the participants' investment elections.

3. PARTICIPANT ACCOUNTS. Each participant's account is credited with the participant's contribution and (a) an allocation of fund earnings of each fund in which the participant elects contributions, and (b) administrative expenses. Allocations are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account balance. Participant accounts will consist of investments, at the direction of the participant, in the following funds:

     Putnam Health Sciences Trust
     Putnam Voyager Fund
     Putnam Vista Fund
     The George Putnam Fund of Boston
     Putnam U.S. Government Income Trust
     Putnam Money Market Fund
     Putnam New Opportunities Fund
     Putnam Growth & Income
     Putnam S&P 500 Index Fund
     Putnam Diversified Income Fund
     Putnam International Growth Fund
     Participant Loans Fund

Or in the following equity securities directly:

     New York Times Common Stock
     AT&T Corp. Common Stock
     Lucent Technologies Common Stock
     NCR Corp Common Stock

                     BGEA/BOSTON GLOBE EMPLOYEE SAVINGS PLAN

4. MATCHING CONTRIBUTIONS. During 1998 and 1997 the Company matched 25% of employee contributions up to a maximum of 4% of compensation

5. EMPLOYER CONTRIBUTIONS. During 1998 the Company contributed 1% of compensation for all eligible employees.

6. VESTING. Participants are immediately vested in their voluntary contributions and actual earnings thereon. Participants vest in the employer matching and other contributions at a rate of 25% after one year of service, 75% after two years of service, and 100% after three years of service.

7. PAYMENTS OF BENEFITS. Upon termination of service or retirement, a participant is entitled to a lump sum distribution equal to the value of his or her account.

B. SUMMARY OF ACCOUNTING POLICIES

BASIS OF PRESENTATION

The Plan's financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles. The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


INVESTMENTS VALUATION AND INCOME RECOGNITION

Investments held by the Plan are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net assets value of shares held by the plan at year-end. Participants' notes receivable are valued at cost which approximates market. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Gains and losses are calculated on a weighted average basis. The participant determines the percentage of contributions which are to be invested in each investment fund.

The plan presents in the statement of changes in net assets available for Plan benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments.

                     BGEA/BOSTON GLOBE EMPLOYEE SAVINGS PLAN

C.   INVESTMENTS

The Plan's investments are held by a broker-administered trust fund. Investment transactions that represent 5 percent or more of the Plan's net assets are separately identified.


                            FAIR VALUE OF INVESTMENTS


                                                   December 24, 1998
                                             ------------------------------
                                             # of Shares        Fair Value
                                             ------------      ------------
Mutual Funds:
         Money Market                           1,468,360      $  1,468,360
         U.S. Government                           60,879           794,466
         Growth & Income                           95,954         1,324,837
         Aggressive Growth                         38,375         2,145,541
         Common Stock                             957,971        17,664,052
         Common Stock Sector                       69,833         4,300,303
Equity securities:
         New York Times Co.                       130,835         4,620,112
         AT & T Corp.                               1,352           100,835
         Lucent Technologies                        3,748           402,940
         NCR Corporation                              166             6,199
                                                               ------------

         Total Investments at Fair Value                       $ 32,827,645
                                                               ------------
                                                               ------------


                            NET CHANGE IN FAIR VALUE


                                             Period Ended
                                           December 24, 1998
                                           -----------------
Mutual Funds:
         U.S. Government                             (625)
         Growth & Income                          (34,385)
         Aggressive Growth Fund                   359,126
         Common Stock                           1,739,971
         Common Stock Sector                      572,691
Equity securities                                 632,876
                                             ------------

         Net change in Fair Value            $  3,269,654
                                             ------------
                                             ------------



D.   PLAN TERMINATION

Although it has not expressed any intent to do so, the Employer reserves the right under the Plan to terminate the Plan, in whole or in part, whenever there is a collective bargaining agreement between the Employer and the Boston Globe Employees Association that fails to provide for the continuation of the plan or the plan participants are no longer represented by this bargaining unit.

                     BGEA/BOSTON GLOBE EMPLOYEE SAVINGS PLAN

E.   PARTICIPANT LOANS

Participant loans are available to participants who meet the eligibility requirements as defined by the administrative trustees. The loans have repayment periods not to exceed five years, unless the proceeds are used to purchase a qualified residence or finance qualified education costs. The loans bear interest at the prime rate at the time the loan is approved plus one half of one percent. The total outstanding balances on participant loans was $546,294 and $426,961 as of December 24, 1998 and 1997, respectively.


F.   PLAN TAX STATUS

The Plan as written is qualified under the Internal Revenue Code as being exempt from federal income taxes. A favorable determination letter has been received from the Internal Revenue Service.


G.   FORM 5500 RECONCILIATION


                              December 24,    December 24,
                                 1998             1997
                              -----------     -----------
Net Assets per Form 5500      $33,373,939     $24,966,023

         Expenses Payable             -0-             -0-
                              -----------     -----------

Net Assets                    $33,373,939     $24,966,023
                              -----------     -----------
                              -----------     -----------



I.   EXPENSES OF THE PLAN

A significant portion of the plan expenses incurred in the administration of the Plan, as defined by the Plan document, have been paid by the BGEA/Boston Globe Taft-Hartley Health Fund. The BGEA/Boston Globe Taft-Hartley Health Fund is related to the Plan by having common membership between its participants and the participants of The BGEA/Boston Globe Taft-Hartley Health Fund. Expenses incurred in the administration of the Plan totaled $20,000 in 1998 and $20,000 in 1997.

                     BGEA/BOSTON GLOBE EMPLOYEE SAVINGS PLAN

                        NOTES TO THE FINANCIAL STATEMENT

                             SUPPLEMENTAL SCHEDULES


     Item 27a - Schedule of Assets Held for Investment Purposes.


      (a)                (b)                              (c)                      (d)              (e)
     ----             -----------      ----------------------------------      -----------     -----------
                      Identity         Description                 Ending                        Current
                      of Issuer        of Investment               Units           Cost           Value
     ----             -----------      ----------------------------------      -----------     -----------

MONEY MARKET
------------
                      Putnam           Putnam Money             1,468,360      $ 1,468,360     $ 1,468,360
                      Investments      Market Fund

U.S. GOVERNMENT
---------------
                      Putnam           Putnam US                   60,879          792,782         794,466
                      Investments      Government Income

GROWTH & INCOME
---------------
                      Putnam           Putnam
                      Investments      Growth & Income             25,069          508,665         513,920

                      Putnam           Putnam Diversified
                      Investments      Income Trust                70,884          859,441         810,917

AGGRESSIVE GROWTH
-----------------
                      Putnam           Putnam New                  38,375        1,728,071       2,145,541
                      Investments*     Opportunities Fund



     *    This investment represents 5% or more of the Plan's Net Assets

                     BGEA/BOSTON GLOBE EMPLOYEE SAVINGS PLAN

                        NOTES TO THE FINANCIAL STATEMENT

                             SUPPLEMENTAL SCHEDULES

      Item 27a - Schedule of Assets Held for Investment Purposes.


      (a)                (b)                              (c)                      (d)              (e)
     ----             -----------      ----------------------------------      -----------     -----------
                      Identity         Description                 Ending                        Current
                      of Issuer        of Investment               Units           Cost           Value
     ----             -----------      ----------------------------------      -----------     -----------

COMMON STOCK
------------
                      Putnam           Putnam Vista              221,582        2,309,336      2,758,697
                      Investments*     Fund

                      Putnam           The George Putnam         252,772        4,072,513      4,539,790
                      Investments*     Fund of Boston

                      Putnam           Putnam
                      Investments      S & P 500                  20,495          527,787        591,273

                      Putnam           Putnam
                      Investments      International Growth       22,257          395,320        423,544

                      Putnam           Putnam Voyager            440,865        6,750,017      9,350,748
                      Investments*     Fund

COMMON STOCK SECTOR
-------------------
                      Putnam           Putnam Health              69,833        3,085,468      4,300,303
                      Investments*     Sciences Trust


                     BGEA/BOSTON GLOBE EMPLOYEE SAVINGS PLAN

                        NOTES TO THE FINANCIAL STATEMENT

                             SUPPLEMENTAL SCHEDULES

     Item 27a - Schedule of Assets Held for Investment Purposes.


      (a)                (b)                              (c)                           (d)             (e)
     ----             -----------      ---------------------------------------      -----------     -----------
                      Identity         Description                      Ending                        Current
                      of Issuer        of Investment                    Units           Cost           Value
     ----             -----------      ---------------------------------------      -----------     -----------

EQUITY SECURITIES
-----------------
                      New York         Common                           130,835       2,121,768     4,620,112
                      Times *          Stock

                      Lucent           Common                             3,748         194,791       402,940
                      Technologies     Stock

                      AT&T             Common                             1,352          56,877       100,835
                      Corp             Stock

                      NCR              Common                               166           5,284         6,199
                      Corporate Stock  Stock

OTHER
-----
                      Participant      Participant Loans with
                      Loans            Interest Rates ranging
                                       from 6.0% to 10.0%                   N/A         546,294         546,294
                                                                                    -----------     -----------
         Total Plan Assets                                                          $25,422,774     $33,373,939
                                                                                    -----------     -----------
                                                                                    -----------     -----------



     *    This investment represents 5% or more of the Plan's Assets

                     BGEA/BOSTON GLOBE EMPLOYEE SAVINGS PLAN

                        NOTES TO THE FINANCIAL STATEMENT

                             SUPPLEMENTAL SCHEDULES


Reportable Transactions

FOR THE YEAR ENDED 12/24/98


DESCRIPTION                       TYPE           SHARES          COST/PROCEEDS
-----------                       ----           ------          -------------
George Putnam                     Purchase       62,238          1,138,643

Putnam Voyager                    Purchase      102,300          2,098,680

Putnam Voyager                    Sale           70,863          1,444,445



FOR THE PERIOD ENDED 12/24/97


DESCRIPTION                       TYPE           SHARES          COST/PROCEEDS
-----------                       ----           ------          -------------
Putnam Voyager                    Purchase       71,667          1,290,001
